No. 812-15285

Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

ACAP STRATEGIC FUND; INNOVATION ACCESS FUND; SILVERBAY CAPITAL MANAGEMENT LLC; ALKEON CAPITAL MANAGEMENT, LLC; SALI FUND MANAGEMENT, LLC; ALKEON GROWTH PARTNERS, LP; ALKEON GROWTH OFFSHORE FUND, LTD.; ALKEON GROWTH MASTER FUND, LTD.; ALKEON GROWTH PARTNERS II, LP; ALKEON GROWTH OFFSHORE FUND II, LTD.; ALKEON GROWTH PW PARTNERS, LP; ALKEON GROWTH RJ PARTNERS, LP; ALKEON SELECT SERIES SPC FUND, LTD.; ALKEON SELECT PARTNERS, LP; ALKEON SELECT OFFSHORE FUND, LTD.; SALI MULTI-SERIES FUND, LP - ALKEON INSURANCE GROWTH FUND SERIES; ALKEON INNOVATION FUND, LP; ALKEON INNOVATION OFFSHORE FUND LTD.; ALKEON INNOVATION MASTER FUND, LP; ALKEON INNOVATION OPPORTUNITY FUND, LP; ALKEON INNOVATION OPPORTUNITY OFFSHORE FUND, LP; ALKEON INNOVATION OPPORTUNITY MASTER FUND, LP; ALKEON INNOVATION FUND II, LP; ALKEON INNOVATION OFFSHORE FUND II, LP; ALKEON INNOVATION MASTER FUND II, LP; ALKEON INNOVATION FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION OFFSHORE FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION MASTER FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION LUX, SCSP SICAV-RAIF; ALKEON INNOVATION II PRIVATE CLIENT FUND, LP; ALKEON INNOVATION II PRIVATE CLIENT OFFSHORE FUND, LP; IJS GLOBAL HOLDINGS, LTD.

350 Madison Avenue, 20th Floor New York, New York 10017

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to: Jennifer Shufro SilverBay Capital Management LLC 350 Madison Avenue, 20th Floor New York, New York 10017 (212) 716-6840

Copies to: George M. Silfen, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 December 6, 2022

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

IN THE MATTER OF:

ACAP STRATEGIC FUND; INNOVATION ACCESS FUND; SILVERBAY CAPITAL MANAGEMENT LLC; ALKEON CAPITAL MANAGEMENT, LLC; SALI FUND MANAGEMENT, LLC; ALKEON GROWTH PARTNERS, LP; ALKEON GROWTH OFFSHORE FUND, LTD.; ALKEON GROWTH MASTER FUND, LTD.; ALKEON GROWTH PARTNERS II, LP; ALKEON GROWTH OFFSHORE FUND II, LTD.; ALKEON GROWTH PW PARTNERS, LP; ALKEON GROWTH RJ PARTNERS, LP; ALKEON SELECT SERIES SPC FUND, LTD.; ALKEON SELECT PARTNERS, LP; ALKEON SELECT OFFSHORE FUND, LTD.; SALI MULTI-SERIES FUND, LP - ALKEON INSURANCE GROWTH FUND SERIES; ALKEON INNOVATION FUND, LP; ALKEON INNOVATION OFFSHORE FUND LTD.; ALKEON INNOVATION MASTER FUND, LP; ALKEON INNOVATION OPPORTUNITY FUND, LP; ALKEON INNOVATION OPPORTUNITY OFFSHORE FUND, LP; ALKEON INNOVATION OPPORTUNITY MASTER FUND, LP; ALKEON INNOVATION FUND II, LP; ALKEON INNOVATION OFFSHORE FUND II, LP; ALKEON INNOVATION MASTER FUND II, LP; ALKEON INNOVATION FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION OFFSHORE FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION MASTER FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION LUX, SCSP SICAV-RAIF; ALKEON INNOVATION II PRIVATE CLIENT FUND, LP; ALKEON INNOVATION II PRIVATE CLIENT OFFSHORE FUND, LP; IJS GLOBAL HOLDINGS, LTD.

350 Madison Avenue, 20th Floor
New York, New York 10017

File No. 812-15285
Investment Company Act of 1940

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940.

I. Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”)1, and Rule 17d-l promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

●	ACAP Strategic Fund (“ACAP”), a registered, diversified, closed-end management investment company that operates as an interval fund;
●

Innovation Access Fund (“IAF,” and together with ACAP, collectively, the “Existing Regulated Entities” and each an “Existing Regulated Entity”), a registered, non-diversified, privately offered closed-end management investment company;

●	SilverBay Capital Management LLC (“SilverBay”), the investment advisor to each of ACAP and IAF, on behalf of itself and its successors;[2]
●

Alkeon Growth Partners, LP; Alkeon Growth Offshore Fund, Ltd.; Alkeon Growth Master Fund, Ltd.; Alkeon Growth Partners II, LP; Alkeon Growth Offshore Fund II, Ltd.; Alkeon Growth PW Partners, LP; Alkeon Growth RJ Partners, LP; Alkeon Select Series SPC Fund, Ltd.; Alkeon Select Partners, LP; Alkeon Select Offshore Fund, Ltd.; SALI Multi-Series Fund, LP - Alkeon Insurance Growth Fund Series (the “SALI Fund Series”); Alkeon Innovation Fund, LP; Alkeon Innovation Offshore Fund Ltd.; Alkeon Innovation Master Fund, LP; Alkeon Innovation Opportunity Fund, LP; Alkeon Innovation Opportunity Offshore Fund, LP; Alkeon Innovation Opportunity Master Fund, LP; Alkeon Innovation Fund II, LP; Alkeon Innovation Offshore Fund II, LP; Alkeon Innovation Master Fund II, LP; Alkeon Innovation Fund II, Private Series, LP; Alkeon Innovation Offshore Fund II, Private Series, LP; and Alkeon Innovation Master Fund II, Private Series, LP; Alkeon Innovation Lux, SCSp SICAV-RAIF; Alkeon Innovation II Private Client Fund, LP; Alkeon Innovation II Private Client Offshore Fund, LP, each of which is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (all aforementioned entities, including the SALI Fund Series, the “Existing Affiliated Funds”), and whose investment advisor (and sub-advisor, if any) is Alkeon (defined below), except for the SALI Fund Series, whose investment advisor is SALI (defined below) and whose sub-advisor is Alkeon;

●	SALI Fund Management, LLC (“SALI”), in its capacity as the investment advisor of the SALI Fund Series, on behalf of it and its successors; and
●

Alkeon Capital Management, LLC (“Alkeon”, and collectively with SilverBay and SALI, the “Existing Advisors”), investment advisor or sub-advisor to each of the Existing Affiliated Funds, on behalf of itself and its successors.

●	IJS Global Holdings, Ltd., a separate and distinct legal entity controlled by Alkeon and an Alkeon Proprietary Account (defined below).

The Existing Advisers, the Existing Regulated Entities, the Existing Affiliated Funds and IJS Global Holdings, Ltd. are collectively the “Applicants.”

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1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 The term “successor,” as applied to each Advisor, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

The relief requested in this application (the “Application”) would allow one or more Regulated Entities3 and/or one or more Affiliated Funds4 to (A) participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 17(d) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Advisor negotiates terms in addition to price (“Private Placement Securities”);5 and (B) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Regulated Entities (or their Wholly-Owned Investment Subsidiaries (as defined below)) participate together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the Order,6 and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Subsidiaries) could not participate together with one or more other Regulated Entities and/or one or more Affiliated Funds without obtaining and relying on the Order.

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3 “Regulated Entity” means the Existing Regulated Entities and any Future Regulated Entity. “Future Regulated Entity” means any closed-end management investment company formed in the future (a) that is registered under the 1940 Act, (b) whose investment advisor is an Alkeon Affiliated Advisor, and (c) that intends to participate in the Co-Investment Program. “Alkeon Affiliated Advisor” means SilverBay or Alkeon, and any current or future investment advisor that (i) controls, is controlled by, or is under common control with SilverBay or Alkeon, (ii) is registered as an investment advisor under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity. “SALI Affiliated Advisor” means SALI, any investment advisor controlled by SALI or any future investment advisor that (i) is controlled by SALI, (ii) is registered as an investment advisor under the Advisers Act, and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity. The term “Advisor” means (a) any Alkeon Affiliated Advisor or (b) any SALI Affiliated Advisor; provided that an Alkeon Affiliated Advisor serving as a sub-advisor to an Affiliated Fund (defined below) is included in this term only if (i) the investment advisor is also an Alkeon Affiliated Advisor or SALI Affiliated Advisor (in the case of the SALI Fund Series only) and (ii) such Advisor controls the entity.

4 “Affiliated Funds” means the Existing Affiliated Funds, any Future Affiliated Fund and any Alkeon Proprietary Account (as defined below). “Future Affiliated Fund” means any investment fund that would be an “investment company” but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act, is formed in the future, and whose investment advisor (and sub-advisor, if any) is an Alkeon Affiliated Advisor. No Affiliated Fund is or will be a subsidiary of a Regulated Entity. “Alkeon Proprietary Account” means an Alkeon Affiliated Adviser, in a principal capacity, and any direct or indirect, wholly-or majority-owned subsidiary of an Alkeon Affiliated Adviser, including IJS Global Holdings, Ltd. (which is not an Advisor), that, from time to time, may hold various financial assets in a principal capacity. Any Alkeon Proprietary Account not advised by an Alkeon Affiliated Advisor shall be deemed to be an Advisor for purposes of the Conditions hereto.

5 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

6 No Independent Trustee (as defined below) of a Regulated Entity will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Entities, including any interest in any company whose securities would be acquired in a Co-Investment Transaction.

Any of the Regulated Entities may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.7 Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or another Regulated Entity because it would be a company controlled by the Regulated Entity for purposes of Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The board of directors (the “Board”)8 of such Regulated Entity would make all relevant determinations under the Conditions (defined below) with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board of the Regulated Entity will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.9

All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.10

II. Background

A. ACAP, a Delaware statutory trust, is a diversified, registered closed-end management investment company that has elected to operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act. ACAP’s investment objective is to achieve maximum capital appreciation. ACAP invests its assets primarily in publicly-traded equity securities of U.S. and foreign companies that SilverBay believes are well positioned to benefit from demand for their products or services, including companies that can innovate or grow rapidly relative to their peers in their markets. ACAP also pursues its objective by effecting short sales of securities when SilverBay believes that the market price of a security is above its estimated intrinsic or fundamental value. ACAP invests or intends to invest its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company.

Silverbay serves as ACAP’s investment adviser.

The Board of ACAP is comprised of 3 trustees, 2 of whom are Independent Trustees.11

B. IAF, a Delaware statutory trust, is a non-diversified, registered closed-end management investment company that is privately offered. IAF’s investment objective is to achieve maximum capital appreciation. Under normal circumstances, IAF invests at least 80% of its assets in securities of private “Innovation Companies.” For these purposes, “Innovation Companies” include U.S. or foreign operating companies which SilverBay believes, at the time of investment, can innovate or grow rapidly compared to their competitors and that are expected to be positively impacted by technological innovation. Although Innovation Companies typically include companies operating in technology and technology-related sectors, they may also operate in a variety of other sectors and industries. IAF’s Innovation Companies are generally expected to be relatively small private companies with limited operating histories and smaller market shares than more established companies. IAF invests or intends to invest its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company.

Silverbay serves as IAF’s investment adviser.

The Board of IAF is comprised of 3 trustees, 2 of whom are Non-Interested Trustees.

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7 “Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity; (iii) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act. All subsidiaries participating in Co-Investment Transactions will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies.

8 The term “Board” refers to the board of directors, managers or trustees of any Regulated Entity.

9 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000); Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

10 No Regulated Entity or Affiliated Fund that relies on this Order will rely on any other order of the Commission authorizing Co-Investment Transactions pursuant to section 17(d) and 57(i) of the 1940 Act and no entity that relies on another such order of the Commission will rely on this Order.

11 The term “Independent Trustees” refers to the trustees or managers of any Regulated Entity who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

C. SilverBay, a Delaware limited liability company, is an investment advisor that is registered with the Commission under the Advisers Act. SilverBay is controlled by its sole managing member, Alkeon. SilverBay serves as investment advisor to each of ACAP and IAF and manages each of ACAP’s and IAF’s portfolio in accordance with their respective Objectives and Strategies.12 SilverBay makes investment decisions for each of ACAP and IAF, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of each of ACAP and IAF, subject to the oversight of their respective Boards.

D. SALI, a Delaware limited liability company, is an investment advisor that is registered with the Commission under the Advisers Act. SALI serves as investment manager to the SALI Fund Series. SALI has delegated responsibility for the co-investment program described herein to Alkeon and cannot cause IAF, ACAP or any Affiliated Fund to enter into a Potential Co-Investment Transaction. SALI is not an “affiliated person” within the meaning of that term in Section 2(a)(3) of the 1940 Act with either Alkeon or Silverbay. The parent of SALI is JTC Plc, a company listed on the London Stock Exchange.

E. Alkeon, a Delaware limited liability company, is an investment advisor that is registered with the Commission under the Advisers Act.

F. Each Existing Affiliated Fund is an entity whose investment advisor or sub-advisor is Alkeon and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. Alkeon serves as investment sub-advisor to the SALI Fund Series and, in doing so, provides certain investment advisory services to the SALI Fund Series. The Existing Affiliated Funds pursue strategies focused on investing in a variety of equity or equity-related securities. The Existing Affiliated Funds have generally similar investment objectives to, and may have overlapping positions with, the Existing Regulated Entities, but they typically target different portfolio risk/return characteristics and liquidity constraints. As a result, the Existing Affiliated Funds may invest on a longer or shorter basis, invest in a less diversified manner or hold a significantly greater number of more speculative or less liquid positions than the Existing Regulated Entities.

G. IJS Global Holdings, Ltd., an Alkeon Proprietary Account, is a separate and distinct legal entity directly controlled by Alkeon that holds various financial assets in a principal capacity.

III. Order Requested

Applicants request the Order of the Commission under Section 17(d) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Entities to be able to participate in Co-Investment Transactions with one or more other Regulated Entities and/or one or more Affiliated Funds.

The Regulated Entities and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. As the Alkeon Proprietary Accounts are controlled by Alkeon and, therefore, may be under common control with the Alkeon Affiliated Advisors, the Alkeon Proprietary Accounts could be deemed to be persons related to the Regulated Entities (or a company controlled by the Regulated Entities) and prohibited from participating in Co-Investment Transactions by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Entities and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Entities and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A. Section 17(d)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

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12 “Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies, as described in such Regulated Entity’s most current registration statement on Form N-2 or, as applicable, other filings such Regulated Entity has made with the Commission under the Securities Act, or under the Securities Exchange Act of 1934, as amended, and such Regulated Entity’s reports to shareholders.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act, a person who beneficially owns, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment advisor controls the fund that it advises, absent compelling evidence to the contrary.13

SALI is the investment advisor and Alkeon is the investment sub-advisor to the SALI Fund Series. Either (i) an Alkeon Affiliated Advisor or (ii) a SALI Affiliated Advisor will be the investment advisor of each Future Affiliated Fund; provided, that a Future Affiliated Fund whose investment advisor is a SALI Affiliated Advisor is included only if the investment sub-advisor to such Future Affiliated Fund is an Alkeon Affiliated Advisor. The Regulated Entities and Affiliated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause each Regulated Entity and each Affiliated Fund participating in Co-Investment Transactions to be subject to Section 17(d), and thus subject to the provisions of Rule 17d-1. Likewise, the Alkeon Proprietary Accounts are entities the investment activities of which are or will be managed and/or controlled by Alkeon. Thus, the Alkeon Proprietary Accounts may be deemed to be a person related to a Regulated Entity in the manner described by Section 17(d) and therefore would be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act from participating in Co-Investment Transactions without the Order. The SALI Affiliated Advisor is included in the Application because SALI is the investment advisor to the SALI Fund Series; however, the SALI Affiliated Advisor will be subject to Conditions 2(c)(iv), 12 and 13 only. As noted above, Alkeon Affiliated Advisors will control the co-investment program.

B. Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d):

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13 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

“The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) of the 1940 Act was designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C. Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D. of this Application, will ensure the protection of investors of the Regulated Entities and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Entity would only invest in investments that are appropriate to the interests of investors and the investment needs and abilities of that Regulated Entity. In addition, each Regulated Entity would be able to invest on equal footing with each other Regulated Entity and/or one or more Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Entity would have the ability to participate in any sale of a security purchased in a Co-Investment Transaction on a proportionate basis, at the same price and on the same terms and conditions. Fees and expenses of Co-Investment Transactions would be borne by the Advisors, or shared pro-rata among the Regulated Entities and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Entity from investing in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person thereof, is an existing investor, which eliminates the possibility of a Regulated Entity being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of Alkeon or SilverBay become aware of investment opportunities that may be appropriate for one or more Regulated Entities and/or one or more Affiliated Funds. Accordingly, the Conditions impose a variety of duties on the Advisors with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Entities. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Entity. In addition, when considering Potential Co-Investment Transactions for any Regulated Entity, the relevant Advisor will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment (“Available Capital”), and other pertinent factors applicable to that Regulated Entity. The participation of a Regulated Entity in a Potential Co-Investment Transaction may only be approved by both a majority of the trustees of the Board who have no financial interest in such transaction, plan, or arrangement and a majority of such trustees of the Board who are Independent Trustees (a “Required Majority”) eligible to vote on that Co-Investment Transaction (the “Eligible Trustees”). If the requested Order is granted, the Advisors will establish, maintain and implement policies and procedures consistent with the Conditions of the Order reasonably designed to ensure that, when such opportunities arise, the Advisors to the relevant Regulated Entities are promptly notified and receive the same information about the opportunity as any other Advisors considering the opportunity for their clients (including any Alkeon Proprietary Accounts considering the opportunity for themselves).

The amount of each Regulated Entity’s Available Capital will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset class mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s Available Capital will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or advisor or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Entity that participated in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Entities in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Subsidiary, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Entity because it would be a company controlled by its parent Regulated Entity for purposes of Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The Regulated Entity’s Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

If an Advisor or its principals, or any person controlling, controlled by, or under common control with an Advisor or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Entity (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

D. Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Each time an Advisor considers a Potential Co-Investment Transaction for another Regulated Entity or an Affiliated Fund that falls within a Regulated Entity’s then-current Objectives and Strategies, the Regulated Entity’s Advisor will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2. (a) If the Advisor deems a Regulated Entity’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Advisor will then determine an appropriate level of investment for the Regulated Entity.

(b) If the aggregate amount recommended by the applicable Advisor to be invested by the applicable Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Advisor will provide the Eligible Trustees of each participating Regulated Entity with information concerning each participating party’s available capital to assist the Eligible Trustees with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

(c) After making the determinations required in Conditions 1 and 2(a), the applicable Advisor will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Entity and each Affiliated Fund) to the Eligible Trustees of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with another Regulated Entity or an Affiliated Fund only if, prior to the Regulated Entity’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its investors and do not involve overreaching in respect of the Regulated Entity or its investors on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A)	the interests of the Regulated Entity’s investors; and

(B)	the Regulated Entity’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Entities or any Affiliated Funds would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entities or any Affiliated Funds; provided that, if any other Regulated Entity or any Affiliated Fund, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition 2(c)(iii), if:

(A)	the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; and

(B)	the applicable Advisor agrees to, and does, provide periodic reports to the Board of the Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)	any fees or other compensation that any Regulated Entity or any Affiliated Fund or any affiliated person of any Regulated Entity or any Affiliated Fund receives in connection with the right of a Regulated Entity or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Entities in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Entity will not benefit any Advisor, the other Regulated Entities, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Section 17(e) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3. Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Advisor will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Entities or Affiliated Funds during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this Condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with Condition 8,14 a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person of another Regulated Entity or Affiliated Fund is an existing investor.

6. A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Fund. The grant to another Regulated Entity or an Affiliated Fund, but not the Regulated Entity, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Regulated Entity or an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisor will:

(i) notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Entity in the disposition.15

(b) Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Entities and Affiliated Funds.

(c) A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition. In all other cases, the Advisor will provide its written recommendation as to the Regulated Entity’s participation to the Regulated Entity’s Eligible Trustees, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

(d) Each Regulated Entity and each Affiliated Fund will bear its own expenses in connection with any such disposition.

____________________

14 This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

15 Any Alkeon Proprietary Account that is not advised by an Alkeon Affiliated Advisor is itself deemed to be an Advisor for purposes of Conditions 7(a)(i) and 8(a)(i).

8. (a) If a Regulated Entity or an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisor will:

(i) notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Entity.

(b) A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Advisor will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Trustees, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of a Follow-On Investment is not based on the Regulated Entities’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisor to be invested by each Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s Available Capital in the asset class being allocated, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9. The Independent Trustees of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities and the Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the Conditions of the Order. In addition, the Independent Trustees will consider at least annually the continued appropriateness for the Regulated Entity of participating in new and existing Co-Investment Transactions.

10. Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a business development company (as defined in Section 2(a)(48) of the 1940 Act) and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11. No Independent Trustee of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by an Advisor under the investment advisory agreements with the Regulated Entities and the Affiliated Funds, be shared by the Affiliated Funds and the Regulated Entities in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee16 (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Advisor pending consummation of the transaction, the fee will be deposited into an account maintained by the Advisor at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisors, the other Regulated Entities or any affiliated person of the Regulated Entities or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C); and (b) in the case of the Advisors, investment advisory fees paid in accordance with the agreements between the Advisors and the Regulated Entities or the Affiliated Funds).

14. The Advisors will each maintain policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that the applicable Advisor will be notified of all Potential Co-Investment Transactions that fall within a Regulated Entity’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

15. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Entity, then the Holders will vote such Shares in the same percentages as the Regulated Entity’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

16. Each Regulated Entity’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Entity’s compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

IV. Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Entities and the investors thereof and (ii) the protections found in the Conditions set forth in this Application.

A. Potential Benefits

In the absence of the relief sought hereby, in some circumstances, the Regulated Entities may be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act should not prevent registered investment companies from making investments that are in the best interests of their investors.

____________________

16 Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

In cases where an Alkeon Affiliated Advisor identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Entity to participate with one or more of the Affiliated Funds and the other Regulated Entities in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Entities. Indeed, each Regulated Entity’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Entities could potentially result in the loss of beneficial investment opportunities for such Regulated Entity and, in turn, adversely affect such Regulated Entity’s investors. The Advisors expect that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more other Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Entity and its investors will benefit from the ability to participate in Co-Investment Transactions. The Board of each Existing Regulated Entity, including the Independent Trustees, has determined that it is in the best interests of the Existing Regulated Entity to participate in Co-Investment Transactions because, among other matters, (i) the Existing Regulated Entity may be able to participate in a larger number and greater variety of transactions; (ii) the Existing Regulated Entity may be able to participate in larger transactions; (iii) the Existing Regulated Entity will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Entities; (iv) the Existing Regulated Entity and any other Regulated Entities participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Existing Regulated Entity will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and Conditions of the proposed Order are fair to the Regulated Entities and their investors. For these reasons, the Board of each Existing Regulated Entity has determined that it is proper and desirable for such Existing Regulated Entity to participate in Co-Investment Transactions with other Regulated Entities and/or one or more Affiliated Funds.

B. Protective Representations and Conditions

The Conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Entity’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Entities and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Entity must approve various investment decisions with respect to such Regulated Entity in accordance with the Conditions; and (iii) the Regulated Entities are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the applicable Advisors will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Trustees, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Entity. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Entity’s Eligible Trustees. The Board of any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

Applicants believe that participation by the Regulated Entities in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly-Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.

V. Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See Calamos Hunt Alternative Income Fund, et. al. (File No. 812-15204) Investment Company Act Rel. No. 34428 (November 30, 2021) (notice) and 34454 (December 27, 2021) (order); 1WS Credit Income Fund, et al. (File No. 812-14997) Investment Company Act Rel. No. 33959A (September 4, 2020) (notice) and 34036 (September 30, 2020) (order); KKR Income Opportunities Fund, et al. (File No. 812-14951) Investment Company Act Rel. No. 34138 (December 11, 2020) (notice) and 34164 (January 5, 2021) (order); Main Street Capital Corporation, et al. (File No. 812-14979) Investment Company Act Rel. No. 34103 (November 23, 2020) (notice) and 34146 (December 21, 2020) (order); Oaktree Strategic Income II, Inc., et al. (File No. 812-15156) Investment Company Act Rel. No. 34099 (November 18, 2020) (notice) and 34141 (December 15, 2020) (order).

VI. Procedural Matters

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Jennifer Shufro
SilverBay Capital Management
350 Madison Avenue, 20th Floor
New York, New York 10017
(212) 716-6840

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

B. Authorization

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by an authorized person of each Applicant pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws or Certificate of Formation and Limited Liability Company Agreement of each Applicant, or pursuant to the resolutions attached hereto as Exhibit B.

VII. Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated December 6, 2022

ACAP STRATEGIC FUND

By: SILVERBAY CAPITAL MANAGEMENT, LLC, its
Investment Adviser

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Authorized Signatory

INNOVATION ACCESS FUND

By: SILVERBAY CAPITAL MANAGEMENT, LLC, its
Investment Adviser

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Authorized Signatory

SILVERBAY CAPITAL MANAGEMENT LLC

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Authorized Signatory

ALKEON CAPITAL MANAGEMENT, LLC

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

SALI FUND MANAGEMENT LLC

By:	/s/ Gregory Bellush
Name: Gregory Bellush
Title: Chief Financial Officer

ALKEON GROWTH PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH OFFSHORE FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH MASTER FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH PARTNERS II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH OFFSHORE FUND II, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH PW PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH RJ PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON SELECT SERIES SPC FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON SELECT PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON SELECT OFFSHORE FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

SALI MULTI-SERIES FUND, LP - ALKEON INSURANCE
GROWTH FUND SERIES

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Subadvisor

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION MASTER FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY OFFSHORE
FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY MASTER
FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION MASTER FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION FUND II, PRIVATE SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND II, PRIVATE
SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION MASTER FUND II, PRIVATE
SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION II PRIVATE CLIENT FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION II PRIVATE CLIENT
OFFSHORE FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION LUX SCSP SICAV-RAIF

By: ALKEON INNOVATION (GENERAL PARTNER)
S.À.R.L., its General Partner

By: ALKEON CAPITAL MANAGEMENT, LLC, its Sole
Shareholder

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

IJS GLOBAL HOLDINGS, LTD.

By: IJS GLOBAL HOLDINGS, LTD.

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Director

Exhibit A

Verification of Statement of Facts and Application pursuant to Rule 17d-1 under the
Investment Company Act of 1940 for an Order of the Commission

Each undersigned states that he has duly executed the attached amended Application for an order under Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated December 6, 2022 for and on behalf of, as applicable, ACAP Strategic Fund; Innovation Access Fund; SilverBay Capital Management, LLC; Alkeon Capital Management, LLC; SALI Fund Management, LLC; Alkeon Growth Partners, LP; Alkeon Growth Offshore Fund, Ltd.; Alkeon Growth Master Fund, Ltd.; Alkeon Growth Partners II, LP; Alkeon Growth Offshore Fund II, Ltd.; Alkeon Growth PW Partners, LP; Alkeon Growth RJ Partners, LP; Alkeon Select Series SPC Fund, Ltd.; Alkeon Select Partners, LP; Alkeon Select Offshore Fund, Ltd.; SALI Multi-Series Fund, LP - Alkeon Insurance Growth Fund Series; Alkeon Innovation Fund, LP; Alkeon Innovation Offshore Fund Ltd.; Alkeon Innovation Master Fund, LP; Alkeon Innovation Opportunity Fund, LP; Alkeon Innovation Opportunity Offshore Fund, LP; Alkeon Innovation Opportunity Master Fund, LP; Alkeon Innovation Fund II, LP; Alkeon Innovation Offshore Fund II, LP; Alkeon Innovation Master Fund II, LP; Alkeon Innovation Fund II, Private Series, LP; Alkeon Innovation Offshore Fund II, Private Series, LP; Alkeon Innovation Master Fund II, Private Series, LP; Alkeon Innovation Lux, SCSp SICAV-RAIF; Alkeon Innovation II Private Client Fund, LP; Alkeon Innovation II Private Client Offshore Fund, LP; and IJS Global Holdings, Ltd., and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. Each undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

Dated: December 6, 2022

ACAP STRATEGIC FUND

By: SILVERBAY CAPITAL MANAGEMENT, LLC, its
Investment Adviser

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Authorized Signatory

INNOVATION ACCESS FUND

By: SILVERBAY CAPITAL MANAGEMENT, LLC, its
Investment Adviser

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Authorized Signatory

SILVERBAY CAPITAL MANAGEMENT LLC

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Authorized Signatory

ALKEON CAPITAL MANAGEMENT, LLC

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

SALI FUND MANAGEMENT LLC

By:	/s/ Gregory Bellush
Name: Gregory Bellush
Title: Chief Financial Officer

ALKEON GROWTH PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH OFFSHORE FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH MASTER FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH PARTNERS II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH OFFSHORE FUND II, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH PW PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH RJ PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON SELECT SERIES SPC FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON SELECT PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON SELECT OFFSHORE FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

SALI MULTI-SERIES FUND, LP - ALKEON INSURANCE
GROWTH FUND SERIES

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Subadvisor

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION MASTER FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY OFFSHORE
FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY MASTER
FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION MASTER FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION FUND II, PRIVATE SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND II, PRIVATE
SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION MASTER FUND II, PRIVATE
SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION II PRIVATE CLIENT FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION II PRIVATE CLIENT
OFFSHORE FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION LUX SCSP SICAV-RAIF

By: ALKEON INNOVATION (GENERAL PARTNER)
S.À.R.L., its General Partner

By: ALKEON CAPITAL MANAGEMENT, LLC, its Sole
Shareholder

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

IJS GLOBAL HOLDINGS, LTD.

By: IJS GLOBAL HOLDINGS, LTD.

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Director

Exhibit B

Resolutions Adopted by the Board of Trustees of
ACAP Strategic Fund

WHEREAS, The Board believes it is in the best interests of the Fund to file an application with the SEC for an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Section 17(d) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; now, therefore, be it

RESOLVED, That the Principal Executive Officer and Chief Compliance Officer of the Fund (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and each hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, That the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform or cause to be performed all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

Adopted on: February 23, 2021

Exhibit C

Resolutions Adopted by the Initial Trustee of
Innovation Access Fund

WHEREAS, The Initial Trustee (the “Board”) of Innovation Access Fund (the “Fund”) believes it is in the best interests of the Fund to join its investment adviser, SilverBay Capital Management, LLC, and certain affiliated funds thereof in the filing of an amended application with the SEC for an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Section 17(d) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; now, therefore, be it

RESOLVED, That the Initial Trustee of the Fund (an “Authorized Person”) be, and hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Person preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, That the Authorized Person be, and hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform or cause to be performed all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Person may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Person of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Person’s authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

Adopted: April 21, 2022